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Exhibit 99.1

5 August 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 4 August 2004 it purchased for cancellation 75,000 Ordinary Shares of 1/3p each at an average price of 163.9p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

9 August 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 6 August 2004 it purchased for cancellation 77,724 Ordinary Shares of 1/3p each at an average price of 156.7p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

10 August 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 9 August 2004 it purchased for cancellation 120,000 Ordinary Shares of 1/3p each at a price of 149.49p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

11 August 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 10 August 2004 it purchased for cancellation 56,400 Ordinary Shares of 1/3p each at an average price of 152.14p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

12 August 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 11 August 2004 it purchased for cancellation 40,000 Ordinary Shares of 1/3p each at an average price of 153.24p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

13 August 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 12 August 2004 it purchased for cancellation 45,000 Ordinary Shares of 1/3p each at an average price of 149.83p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

16 August 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 13 August 2004 it purchased for cancellation 40,637 Ordinary Shares of 1/3p each at an average price of 152.49p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

25 August 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 24 August 2004 it purchased for cancellation 40,000 Ordinary Shares of 1/3p each at an average price of 161.8p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

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